Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Nine Months Ended September 30, 2002 (millions)
RATIO OF EARNINGS TO FIXED CHARGES	
Earnings, as defined:	
Net income	$ 618
Income taxes	357
Fixed charges, as below	134
Total earnings, as defined	$ 1,109
Fixed charges, as defined:	
Interest charges	$ 126
Rental interest factor	6
Fixed charges included in nuclear fuel cost	2
Total fixed charges, as defined	$ 134
Ratio of earnings to fixed charges	8.28
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	
Earnings, as defined:	
Net income	$ 618
Income taxes	357
Fixed charges, as below	134
Total earnings, as defined	$ 1,109
Fixed charges, as defined:	
Interest charges	$ 126
Rental interest factor	6
Fixed charges included in nuclear fuel cost	2
Total fixed charges, as defined	134
Non-tax deductible preferred stock dividends	11
Ratio of income before income taxes to net income	1.58
Preferred stock dividends before income taxes	17
Combined fixed charges and preferred stock dividends	$ 151
Ratio of earnings to combined fixed charges and preferred stock dividends	7.34